TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Announces Bought Deal Offering of Convertible Senior Notes

All dollar amounts shown in United States dollars, unless otherwise indicated.

This is a "designated news release" for the purposes of the Company's prospectus supplement dated
November 21, 2022, to its short form base shelf prospectus dated November 21, 2022.

September 18, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") announces that it has entered into an agreement with BMO Capital Markets, on behalf of itself and the other initial purchasers (collectively, the "Initial Purchasers"), pursuant to which the Initial Purchasers have agreed to buy, on a bought deal basis, 4.75% unsecured convertible senior notes due 2028 (the "Notes") in an aggregate principal amount of $150 million (the "Offering"). The Company has granted the Initial Purchasers an option for a period of 30 days to purchase up to an additional $22.5 million aggregate principal amount of Notes. The Notes will be issued at par value.

The Company intends to use net proceeds of the Offering for repayment of debt and for general corporate purposes.

The Notes will bear cash interest semi-annually at a rate of 4.75% per annum. The initial conversion rate for the Notes will be 158.7302 common shares of Equinox Gold (“Shares”) per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $6.30 per Share. The initial conversion rate represents a premium of approximately 20% relative to today’s closing sale price of Shares and is subject to adjustment in certain events.

Equinox Gold will have the right to redeem the Notes in certain circumstances and holders will have the right to require Equinox Gold to repurchase their Notes upon the occurrence of certain events.

The Offering is expected to close, subject to customary closing conditions, on or about September 21, 2023.

The Notes and the Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or qualified by a prospectus in Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Notes will be offered only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial securities laws.

This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Offering, the option to purchase additional Notes, if any, proposed timing for closing of the Offering and the anticipated use of proceeds. Forward-looking statements or information generally identified by words such as "intends", "if", "will", "may", "expected", "subject to", "shall not" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.

The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: risks relating to the need to satisfy the conditions set forth in the purchase agreement for the Notes, the need to satisfy regulatory and legal requirements with respect to the offering and those factors identified in the section titled "Risks and Uncertainties" in the Company's MD&A dated February 21, 2023 for the year ended December 31, 2022, and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.